UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

58.COM INC.

(Name of the Issuer)

58.com Inc.
Quantum Bloom Group Ltd
Quantum Bloom Company Ltd

Warburg Pincus China-Southeast Asia II (Cayman), L.P.
Warburg Pincus China-Southeast Asia II-E (Cayman), L.P.
WP China-Southeast Asia II Partners (Cayman), L.P.
Warburg Pincus China-Southeast Asia II Partners, L.P.
Warburg Pincus (Callisto) Global Growth (Cayman), L.P.
Warburg Pincus (Europa) Global Growth (Cayman), L.P.
Warburg Pincus Global Growth-B (Cayman), L.P.
Warburg Pincus Global Growth-E (Cayman), L.P.
WP Global Growth Partners (Cayman), L.P.
Warburg Pincus Global Growth Partners (Cayman), L.P.
Polarite Gem Holdings Group Ltd
General Atlantic Partners (Bermuda) IV, L.P.
General Atlantic Partners (Bermuda) III, L.P.
GAP Coinvestments CDA, L.P.
GAP Coinvestments V, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments III, LLC
General Atlantic LLC
GAP (Bermuda) Limited
General Atlantic GenPar (Bermuda), L.P.
General Atlantic Singapore Interholdco Ltd.
General Atlantic Singapore Fund Pte. Ltd.
General Atlantic Singapore 58 Pte. Ltd.
General Atlantic Singapore 58TP Pte. Ltd.
Mr. Nanyan Zheng
Mr. Tianyi Jiang
Ocean Link Partners II GP Limited
Ocean Link Partners II GP, L.P.
Ocean Link Partners II, L.P.
Ocean Magical Site Limited
Mr. Jinbo Yao
Nihao China Corporation
Internet Opportunity Fund LP
Tencent Holdings Limited
Ohio River Investment Limited
THL E Limited
Huang River Investment Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.00001 per share*

American Depositary Shares, each representing two Class A Ordinary Shares

(Title of Class of Securities)

31680Q104**

31680Q906***

(CUSIP Number)

58.com Inc. Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China Tel: +86 10 5956-5858	Quantum Bloom Group Ltd Quantum Bloom Company Ltd Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China Tel: +86 10 5956-5858

Warburg Pincus China-Southeast
Asia II (Cayman), L.P.
Warburg Pincus China-Southeast
Asia II-E (Cayman), L.P.
WP China-Southeast Asia II Partners
(Cayman), L.P.
Warburg Pincus China-Southeast
Asia II Partners, L.P.
Warburg Pincus (Callisto) Global
Growth (Cayman), L.P.
Warburg Pincus (Europa) Global
Growth (Cayman), L.P.
Warburg Pincus Global Growth-B
(Cayman), L.P.
Warburg Pincus Global Growth-E
(Cayman), L.P.
WP Global Growth Partners
(Cayman), L.P.
Warburg Pincus Global Growth
Partners (Cayman), L.P.
Polarite Gem Holdings Group Ltd
c/o Warburg Pincus LLC,

450 Lexington Ave, New York,

NY 10017

c/o Warburg Pincus Asia LLC,
Suite 6703, Two International
Finance Center, Central, Hong Kong
People’s Republic of China
Tel: +1 (212) 878-0600

General Atlantic Singapore
Fund Pte. Ltd.
General Atlantic Singapore
58 Pte. Ltd.
General Atlantic Singapore
58TP Pte. Ltd.
 8 Marina View, #41-04,
Asia Square Tower 1,
Singapore 018960
Tel: +65 6661-6700	General Atlantic Partners
(Bermuda) IV, L.P.
General Atlantic Partners
(Bermuda) III, L.P.
GAP Coinvestments CDA, L.P.
GAP Coinvestments V, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments III, LLC
General Atlantic LLC
GAP (Bermuda) Limited
General Atlantic GenPar
(Bermuda), L.P.
General Atlantic Singapore
Interholdco Ltd.
 c/o General Atlantic Service
Company, L.P.,
55 East 52nd Street, 33rd Floor,
New York, NY 10055
Tel: +1 (212) 715-4000

Nanyan Zheng
Tianyi Jiang
 Ocean Link Partners II GP Limited
 Ocean Link Partners II GP, L.P.
 Ocean Link Partners II, L.P.
 Ocean Magical Site Limited
Room 1220, Unit 02A, 12/F,
International Commerce Centre,
1 Austin Road, West Kowloon, Hong Kong,
People’s Republic of China
Tel: +852 3669 8586	Jinbo Yao Nihao China Corporation Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing, People’s Republic of China Tel: +86 10 5956-5858	Tencent Holdings Limited
Ohio River Investment Limited
THL E Limited
Huang River Investment Limited
 c/o 29/F, Three Pacific Place,
No. 1 Queen’s Road East,
Wanchai, Hong Kong,
People’s Republic of China
Tel: +852 3148 5100

Internet Opportunity Fund LP
 PO Box 309,
Ugland House, Grand Cayman,
KY 1-1104, Cayman Islands
Tel: +86 10 5956-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares
**	This CUSIP applies to the American depositary shares, each representing two Class A ordinary shares
***	This CUSIP applies to the Restricted American depositary shares, each representing two Class A ordinary shares

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong, People’s Republic of China Tel: +852 3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District, Beijing 100004 People’s Republic of China Tel: +86 10 6535-5577	Gordon K. Davidson, Esq. David K. Michaels, Esq. Ken S. Myers, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 United States of America Tel: +1-650-988-8500	Weiheng Chen, Esq. Jie Zhu, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15/F Jardine House 1 Connaught Place Central Hong Kong, People’s Republic of China Tel: +852 3972 4955

Matthew W. Abbott, Esq. Neil Goldman, Esq. Judie Ng Shortell, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas, New York, NY 10019 Tel: +1 212 373 3000	Daniel Dusek, Esq. Xiaoxi Lin, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong, People’s Republic of China Tel: +852 3761 3300	Tim Gardner, Esq. William Welty, Esq. Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong, People’s Republic of China Tel: +852 3476 9000	Miranda So, Esq. Davis Polk & Wardwell LLP 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong, People’s Republic of China Tel: +852 2533 3373

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
US$5,850,013,059.80	US$759,331.70

*** Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of US$28.00 per share for the 203,159,849 issued and outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction plus (b) the product of 2,376,780 ordinary shares issuable under all outstanding and unexercised options that shall have become vested or are expected to vest on or prior to December 31, 2020 multiplied by US$18.41 per share (which is the difference between the US$28.00 per share merger consideration and the weighted average exercise price of US$9.59 per share) plus (c) the product of 4,206,456 outstanding restricted stock units that shall have become vested or are expected to vest on or prior to December 31, 2020 subject to the transaction multiplied by US$28.00 per unit ((a), (b), and (c) together, the “Transaction Valuation”).

**** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This amendment No. 1 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) 58.com Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A ordinary shares, par value US$0.00001 per share (each, a “Class A Share” and collectively, the “Class A Shares,” and, together with the Class B ordinary shares of the Company, par value US$0.00001 per share (each, a “Class B Share” and collectively, the “Class B Shares”), the “Shares”), including the Class A Shares represented by the American depositary shares, each representing two Class A Shares (the “ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Quantum Bloom Group Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Quantum Bloom Company Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (d)Warburg Pincus China-Southeast Asia II (Cayman), L.P., Warburg Pincus China-Southeast Asia II-E (Cayman), L.P., WP China-Southeast Asia II Partners (Cayman), L.P., Warburg Pincus China-Southeast Asia II Partners, L.P., Warburg Pincus (Callisto) Global Growth (Cayman), L.P., Warburg Pincus (Europa) Global Growth (Cayman), L.P., Warburg Pincus Global Growth-B (Cayman), L.P., Warburg Pincus Global Growth-E (Cayman), L.P., WP Global Growth Partners (Cayman), L.P. and Warburg Pincus Global Growth Partners (Cayman), L.P., each an exempted limited partnership formed under the laws of the Cayman Islands (collectively, the “Warburg Entities”); (e) Polarite Gem Holdings Group Ltd, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (“WP SPV,” and, together with the Warburg Entities, collectively “Warburg Pincus”); (f) General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership and General Atlantic Partners (Bermuda) III, L.P. (collectively, the “GA Bermuda Funds”); (g) GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GA CDA”), GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), and GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III,” and, together with GA CDA, GAPCO V and GAPCO IV, collectively, the “GA Delaware Funds”); (h) General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GA GenPar Bermuda”); (i) General Atlantic LLC, a Delaware limited liability company (“GA LLC”); (j) GAP (Bermuda) Limited, a Bermuda exempted company (“GA Bermuda”); (k) General Atlantic Singapore Interholdco Ltd., a Bermuda exempted company (“GA Interholdco”); (l) General Atlantic Singapore Fund Pte. Ltd., a company incorporated and existing under the laws of Singapore (“GA Fund”); (m) General Atlantic Singapore 58 Pte. Ltd., a company incorporated and existing under the laws of Singapore (“GA SPV I”), (n) General Atlantic Singapore 58TP Pte. Ltd., a company incorporated and existing under the laws of Singapore (“GA SPV II,” and, together with the GA Bermuda Funds, the GA Delaware Funds, GA GenPar Bermuda, GA LLC, GA Bermuda, GA Interholdco, GA Fund and GA SPV I, collectively, “General Atlantic” or the “General Atlantic Filing Persons”); (o) Mr. Nanyan Zheng, a citizen of the People’s Republic of China (“Mr. Zheng”); (p) Mr. Tianyi Jiang, a Hong Kong permanent resident (“Mr. Jiang”); (q) Ocean Link Partners II GP Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (“Ocean Link GP”); (r) Ocean Link Partners II GP, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Ocean Link Partners”); (s) Ocean Link Partners II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Ocean Link Fund II”); (t) Ocean Magical Site Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (“Ocean Link SPV,” and, together with Mr. Zheng, Mr. Jiang, Ocean Link GP, Ocean Link Partners and Ocean Link Fund II, collectively, “Ocean Link”); (u) Mr. Jinbo Yao, chairman of the board of directors, chief executive officer and founder of the Company (“Mr. Yao”); (v) Nihao China Corporation, a company incorporated under the Laws of the British Virgin Islands (“Nihao”); (w) Internet Opportunity Fund LP, an exempted limited partnership formed under the laws of the Cayman Islands (“Internet Opportunity Fund”); (x) Tencent Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Tencent Holdings”); (y) Ohio River Investment Limited, a British Virgin Islands company and a wholly owned subsidiary of Tencent Holdings (“Ohio River”); (z) THL E Limited, a British Virgin Islands company and a wholly owned subsidiary of Tencent Holdings (“THL E”); and (aa) Huang River Investment Limited, a British Virgin Islands company and a wholly owned subsidiary of Tencent Holdings (“Huang River,” and, together with Ohio River and THL E, collectively the “Other Rollover Shareholders”; and, together with Tencent Holdings collectively, the “Other Rollover Entities”). Mr. Yao, Nihao and GA SPV I are collectively referred to as the “Supporting Shareholders.” Mr. Yao, Nihao and the Other Rollover Shareholders are collectively referred to as the “Rollover Shareholders.” Filing Persons (b) through (w) are collectively referred to herein as the “Buyer Group.” Filings persons (b) through (aa) are collectively referred to herein as the “Participants.”

On June 15, 2020, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”), which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”). The Merger Agreement provides for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “CICL”), with the Company continuing as the surviving company (the “Surviving Company”) and a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), Parent will be beneficially owned by the Participants.

Under the terms of the Merger Agreement, if the Merger is completed, at the Effective Time, (a) each of the Shares (other than Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$28.00 per Share and (b) each ADS issued and outstanding immediately prior to the Effective Time, together with each Share represented by such ADS, will be cancelled and cease to exist in exchange for the right to receive US$56.00 per ADS (less US$0.05 per ADS cash distribution fee payable pursuant to the terms of the deposit agreement (the “Deposit Agreement”), dated as of October 31, 2013, by and among the Company, Citibank, N.A. (the “ADS Depositary”) and the holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Shares (including Shares represented by ADSs) held by Parent, the Company or any of their respective subsidiaries immediately prior to the Effective Time, (ii) Shares (including ADSs corresponding to such Shares) held by the ADS Depositary and reserved for issuance and allocation pursuant to the Company’s Share Incentive Plans (as defined below) immediately prior to the Effective Time, (iii) each of the 53,696,212 Class A Shares (including Class A Shares represented by ADSs and Class A Shares issuable upon conversion of restricted share units that are vested or will vest prior to December 31, 2020) and the 43,309,204 Class B Shares beneficially owned by the Rollover Shareholders (the “Rollover Shares”) (the excluded Shares described under (i) through (iii) are collectively referred to herein as the “Excluded Shares”), and (iv) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the CICL (the “Dissenting Shares”). The Excluded Shares and ADSs representing such Excluded Shares will be cancelled and cease to exist without payment of any consideration or distribution therefor. The Dissenting Shares will be cancelled in exchange for the right to receive the fair value of such Dissenting Shares as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the CICL.

In addition, at the Effective Time, the Company will (a) instruct the ADS Depositary to terminate the Company’s ADS program, (b) terminate the Company’s Employee Stock Option Plan adopted in March 2010 and Share Incentive Plan adopted in September 2013 (as amended and restated, collectively, the “Share Incentive Plans”), and all relevant award agreements entered into under the Share Incentive Plans, (c) cancel all options to purchase Shares or ADSs (the “Company Options”) granted under the Share Incentive Plans that are then outstanding and unexercised, whether or not vested or exercisable, and (d) cancel all restricted share units of the Company (the “Company RSUs”) granted under the Share Incentive Plans that are then outstanding, whether or not vested. As soon as practicable after the Effective Time, (i) each former holder of a Company Option that shall have become vested or is expected to vest on or prior to December 31, 2020 and remains outstanding on the closing date (each, a “Vested Company Option”) that is cancelled at the Effective Time will have the right to receive, from the Surviving Company or one of its subsidiaries, an amount in cash equal to the product of (x) the excess, if any, of US$28.00 over the applicable per Share exercise price of such Vested Company Option and (y) the number of Class A Shares underlying such Vested Company Option, without interest and net of any applicable withholding taxes, (ii) each former holder of a Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) that is cancelled at the Effective Time shall, in exchange therefor, be provided with an employee incentive award, to replace such Unvested Company Option, pursuant to terms and conditions to be determined by Parent and in accordance with the Share Incentive Plans and the award agreement with respect to such Unvested Company Option, (iii) each former holder of a Company RSU that shall have become vested or is expected to vest on or prior to December 31, 2020 and remains outstanding on the closing date (each, a “Vested Company RSU”) that is cancelled at the Effective Time will have the right to receive, from the Surviving Company or one or more of its subsidiaries, a cash amount equal to US$28.00 per Share underlying such Vested Company RSU, without interest and net of any applicable withholding taxes, and (iv) each former holder of a Company RSU that is not a Vested Company RSU (each, an “Unvested Company RSU”) that is cancelled at the Effective Time shall, in exchange therefor, be provided with an employee incentive award, to replace such Unvested Company RSU, pursuant to the terms and conditions to be determined by Parent and in accordance with the Share Incentive Plans and the award agreement with respect to such Unvested Company RSU.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. In order for the Merger to be completed, the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger, must be authorized and approved by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of shareholders (“Requisite Company Vote”) in accordance with Section 233(6) of the CICL. However, the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger, are not subject to the authorization and approval of holders of a majority of the Company’s outstanding Shares and ADSs unaffiliated with the Participants.

As of the date of this Transaction Statement, the Supporting Shareholders beneficially own in the aggregate 15,408,314 Class A Shares and 29,590,120 Class B Shares, including Class A Shares represented by ADSs, Shares underlying certain Vested Company RSUs and Shares over which Mr. Yao holds a power of attorney to vote, which represent approximately 14.99% of the total issued and outstanding Shares and approximately 44.02% of the total voting power of the outstanding Shares (for purposes of this calculation, including, in the issued and outstanding Shares, Shares underlying certain Vested Company RSUs held by Mr. Yao). Pursuant to the terms of the support agreement (the “Support Agreement”) dated as of June 15, 2020, by and among Parent and the Supporting Shareholders, each Supporting Shareholder will vote all Shares beneficially owned by such Supporting Shareholder in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger, and against any alternative transaction, at the extraordinary general meeting of shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger. Copies of the Merger Agreement and the Plan of Merger are attached to the Proxy Statement as Annex A and are incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has produced any disclosure with respect to any other Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchase. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. 58.com Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)(1)	Material Terms—Tender Offers. Not applicable.

(a)(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d)	Dissenters’ Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenters’ Rights of Shareholders and ADS Holders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Dissenters’ Rights”

•	“Dissenters’ Rights”

•	“Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Rollover Agreement”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors —Support Agreement”

•	“Special Factors—Rollover Agreement”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Participants at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Participants as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Participants as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Alternatives to the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Effects of the Merger on the Company—The Company’s Net Book Value and Net Earnings”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—U.S. Federal Income Tax Consequences”

•	“Special Factors—PRC Tax Consequences”

•	“Special Factors—Cayman Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)	-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Participants as to the Fairness of the Merger”

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Participants as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Houlihan Lokey as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement and Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey as Financial Advisor”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey as Financial Advisor”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement and Plan of Merger—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(a)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Rollover Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Rollover Agreement”

•	“Special Factors—Voting by the Participants at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Participants as to the Fairness of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Participants as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—The Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the fiscal years ended December 31, 2019 and 2018 are incorporated herein by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2019, filed on April 29, 2020 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information—Selected Historical Financial Information”

•	“Financial Information—Net Book Value per Share of Our Shares”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2020.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)	Form of Depositary Notice and Form of ADS Voting Instruction Card, each incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated June 15, 2020, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on June 16, 2020. *

(a)-(6)	Annual Report on Form 20-F for the year ended December 31, 2019 of the Company filed with the SEC on April 29, 2020.

(a)-(7)	Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2019 of the Company filed with the SEC on June 29, 2020.

(b)-(1)	Equity Commitment Letter, dated June 15, 2020, by and between Parent and the Warburg Entities. *

(b)-(2)	Equity Commitment Letter, dated June 15, 2020, by and between Parent and GA Fund, incorporated herein by reference to Exhibit 99.6 to the Schedule 13D/A filed with the SEC by General Atlantic on June 17, 2020. *

(b)-(3)	Equity Commitment Letter, dated June 15, 2020, by and between Parent and Ocean Link Fund II. *

(b)-(4)	Equity Commitment Letter, dated June 15, 2020, by and between Parent and Internet Opportunity Fund, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D/A filed with the SEC by Mr. Yao, Nihao, Internet Opportunity Fund and the other reporting persons named therein on June 17, 2020. *

(b)-(5)	Debt Commitment Letter, dated June 5, 2020, by and between Merger Sub and Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch incorporated herein by reference to Exhibit 7.06 to the Schedule 13D/A filed with the SEC by Mr. Yao, Nihao, Internet Opportunity Fund and the other reporting persons named therein on June 17, 2020. *

(c)-(1)	Opinion of Houlihan Lokey, dated June 15, 2020, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated June 12, 2020. *

(c)-(3)	Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated June 15, 2020. *

(d)-(1)	Agreement and Plan of Merger, dated June 15, 2020, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement. *

(d)-(2)	Support Agreement, dated June 15, 2020, by and among Parent and the Supporting Shareholders, incorporated herein by reference to Annex D to the Proxy Statement. *

(d)-(3)	Limited Guarantee, dated June 15, 2020, by the Warburg Entities in favor of the Company. *

(d)-(4)	Limited Guarantee, dated June 15, 2020, by GA Fund in favor of the Company, incorporated herein by reference to Exhibit 99.9 to the Schedule 13D/A filed with the SEC by General Atlantic on June 17, 2020. *

(d)-(5)	Limited Guarantee, dated June 15, 2020, by Ocean Link Fund II in favor of the Company. *

(d)-(6)	Limited Guarantee, dated June 15, 2020, by Internet Opportunity Fund in favor of the Company, incorporated herein by reference to Exhibit 7.10 to the Schedule 13D/A filed with the SEC by Mr. Yao, Nihao, Internet Opportunity Fund and the other reporting persons named therein on June 17, 2020. *

(d)-(7)	Interim Investors Agreement, dated June 15, 2020, by and among Parent, Merger Sub, Mr. Yao, Internet Opportunity Fund, WP SPV, GA SPV II and Ocean Link SPV, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D/A filed with the SEC by Mr. Yao, Nihao, Internet Opportunity Fund and the other reporting persons named therein on June 17, 2020. *

(d)-(8)	Rollover Agreement, dated June 15, 2020, by and among Parent and the Other Rollover Shareholders, incorporated herein by reference to Exhibit 2 to the Schedule 13D/A filed with the SEC by Tencent Holdings and the other reporting persons named therein on June 17, 2020. *

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2020

58.com Inc.
By:	/s/ Robert Frank (Bob) Dodds, Jr.
Name: Robert Frank (Bob) Dodds, Jr.
Title: Member of the Special Committee

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Quantum Bloom Group Ltd
By:	/s/ Cheung Lun Julian CHENG
Name: Cheung Lun Julian CHENG
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Quantum Bloom Company Ltd
By:	/s/ Cheung Lun Julian CHENG
Name: Cheung Lun Julian CHENG
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Polarite Gem Holdings Group Ltd

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Warburg Pincus China-Southeast Asia II (Cayman), L.P.

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS CHINA-SOUTHEAST ASIA II-E (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WP CHINA-SOUTHEAST ASIA II PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS CHINA-SOUTHEAST ASIA II PARTNERS, L.P.

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner

By:	Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS (CALLISTO) GLOBAL GROWTH (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS (EUROPA) GLOBAL GROWTH (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS GLOBAL GROWTH-B (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS GLOBAL GROWTH-E (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WARBURG PINCUS GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

WP GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

[Signature Page to Schedule 13E-3/A and Proxy Statement]

GAP Coinvestments CDA, L.P.

By: General Atlantic LLC, its General Partner

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

GAP Coinvestments V, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

GAP Coinvestments IV, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

GAP Coinvestments III, LLC

By: General Atlantic LLC, its Managing Member

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic LLC

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

GAP (Bermuda) Limited

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic GenPar (Bermuda), L.P.

By: GAP (Bermuda) Limited, its General Partner

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic Partners (Bermuda) IV, L.P.

By: General Atlantic GenPar (Bermuda), L.P., its General Partner
By: GAP (Bermuda) Limited, its General Partner

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic Partners (Bermuda) III, L.P.

By: General Atlantic GenPar (Bermuda), L.P., its General Partner
By: GAP (Bermuda) Limited, its General Partner

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Managing Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic Singapore Interholdco Ltd.

By:	/s/ J. Frank Brown
Name: J. Frank Brown
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic Singapore Fund Pte. Ltd.

By:	/s/ Ong Yu Huat
Name: Ong Yu Huat
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic Singapore 58 Pte. Ltd.

By:	/s/ Ong Yu Huat
Name: Ong Yu Huat
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

General Atlantic Singapore 58TP Pte. Ltd.

By:	/s/ Ong Yu Huat
Name: Ong Yu Huat
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Nanyan Zheng
/s/ Nanyan Zheng

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Tianyi Jiang
/s/ Tianyi Jiang

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Ocean Link Partners II GP Limited

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Ocean Link Partners II GP, L.P.
By: Ocean Link Partners II GP Limited, its general partner

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Ocean Link Partners II, L.P.
By: Ocean Link Partners II GP, L.P., its general partner
By: Ocean Link Partners II GP Limited, its general partner

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Ocean Magical Site Limited

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Jinbo Yao
/s/ Jinbo Yao

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Internet Opportunity Fund LP
By:	Internet Opportunity Company, its general partner

By:	/s/ Jinbo Yao
Name: Jinbo Yao
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Nihao China Corporation

By:	/s/ Jinbo Yao
Name: Jinbo Yao
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Tencent Holdings Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Ohio River Investment Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

THL E Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]

Huang River Investment Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

[Signature Page to Schedule 13E-3/A and Proxy Statement]